UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
TELVENT GIT, S.A.
(Name of Subject Company)
TELVENT GIT, S.A.
(Name of Person Filing Statement)
Ordinary Shares, € 3.00505 nominal par value per share
(Title of Class of Securities)
E90215109
(CUSIP Number of Class of Securities)
Lidia García Páez
(34) 902 335 599
(34) 917 147 001 — Fax
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
with copy to:
Laura D. Nemeth, Esq.
Squire, Sanders & Dempsey (US) LLP
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8500
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3

The following preliminary communications made prior to commencement are attached hereto:
EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated June 1, 2011, of Telvent GIT, S.A.

99.2	Press Release, dated June 1, 2011, of Abengoa, S.A.

99.3	Press Release, dated June 1, 2011, of Schneider Electric, S.A.

2